Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Telephone: 0870 850 3333
Fax: 01727 204885
DX: 124022
Hemel Hempstead 4

[redacted]

08004196

30 July 2008

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20549
USA

Dixons Group PLC SUPPL

For the attention of Special Counsel,
Office of International Corporation Finance

Dear Sir or Madam

Rule 12g3-2(b) File No. 82-3331

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Yours faithfully
For and on behalf of
DSG international plc

Margaret Capstick
Company Secretary Department

PROCESSED
AUG 13 2008
THOMSON REUTERS

Enc

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 3847921

Company Name in full DSG international plc

	Day	Month	Year
Date of appointment	17	07	2008
†Date of Birth	02	04	1966

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Nicholas Theodore

Surname: Cadbury

Previous Forename(s): Previous Surname(s):

†† **Usual residential address** 67 Park Road

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: London Postcode: W4 3EY

County / Region: Country:

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 28/07/08

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Mr Mark Philip David Stevens
c/o DSG international plc, Maylands Avenue, Hemel Hempstead, Herts,
HP2 7TG

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

END